Exhibit 99.1

PRESS RELEASE

Ascendis Pharma Reports Third Quarter 2026 Financial Results

– Q3 2026 product revenue of €366 million (+89% Y/Y), comprising €291 million for

YORVIPATH®, €59 million for SKYTROFA®, and €16 million for YUVIWEL®

– Received positive CHMP and COMP opinions recommending EU marketing authorization and maintenance of orphan medicinal product designation for TransCon® CNP

– Final EC decision for TransCon CNP expected in Q4 2026; first EU launch planned in

Germany in Q1 2027

– Presented Week 52 sentinel cohort data in infants with achondroplasia aged 0 to

<2 years showing TransCon CNP stabilized or improved foramen magnum stenosis, and increased linear growth; topline pivotal data expected Q3 2027

– Conference call today at 8:00 a.m. ET

COPENHAGEN, Denmark, November 12, 2026 (GLOBE NEWSWIRE) Ascendis Pharma A/S (Nasdaq: ASND) today announced financial results for the third quarter ended September 30, 2026, and provided a business update.

“By always putting patients first, Ascendis has delivered three consecutive approved rare endocrine therapies that are the foundation of our transformation into a leading global biopharmaceutical company,” said Jan Mikkelsen, President and Chief Executive Officer of Ascendis Pharma. “With many label expansion programs, new country launches, and the capabilities to reach patients worldwide and develop new products efficiently, we are well positioned to deliver durable long-term growth.”

Select Highlights & Anticipated Milestones

•	YORVIPATH

(palopegteriparatide, developed as TransCon PTH)

•	YORVIPATH revenue for the third quarter of 2026 totaled €291 million (+103% Y/Y).

•

In the U.S., new patient demand was consistent with prior quarters. Outside the U.S., new patient demand accelerated through new commercial launches. YORVIPATH is now available commercially or through named patient programs in more than 40 countries.

•

Presented data from pooled analysis of Phase 2 PaTH Forward and Phase 3 PaTHway trials at ASN 2026 demonstrating sustained, clinically meaningful improvements in kidney function in adults with hypoparathyroidism treated with TransCon PTH for up to five years.

•

Results from the Phase 3 PaTHway China and PaTHway Japan trials evaluating TransCon PTH in adults with hypoparathyroidism demonstrated efficacy and safety findings consistent with those reported in the pivotal Phase 3 PaTHway Trial, reinforcing the consistency of results across geographies and ethnicities.

•	SKYTROFA

(lonapegsomatropin, developed as TransCon hGH)

•	SKYTROFA revenue for the third quarter of 2026 totaled €59 million.

•

Ongoing Phase 3 HighLiGHts basket trial across a range of established growth hormone indications: idiopathic short stature (ISS), SHOX deficiency, Turner syndrome, and small for gestational age (SGA). Completion of enrollment anticipated in the first half of 2027.

•	YUVIWEL

(navepegritide, developed as TransCon CNP)

•	YUVIWEL revenue for the third quarter of 2026 totaled €16 million.

•	In the U.S., approximately 340 unique YUVIWEL patient enrollments by nearly 150 prescribing healthcare providers, with more than 80% of enrollments approved for reimbursement through October 31, 2026.

•

In the EU, received positive CHMP and COMP opinions recommending marketing authorization as a treatment of achondroplasia in children and maintenance of orphan medicinal product designation, respectively, for once-weekly TransCon CNP. Final EC decision expected during the Q4 2026 with first EU launch planned in Germany in Q1 2027.

•

In select international markets, YUVIWEL is being made available through early access programs, and Ascendis expects to recognize revenue from multiple countries outside of the U.S. and EU in the coming quarters.

•

Presented infant sentinel cohort Week 52 data from the reACHin Trial at ESPE 2026, showing that treatment with once-weekly TransCon CNP stabilized or improved foramen magnum stenosis (a skull bone narrowing that can lead to brain stem and spinal cord compression), as well as linear growth benefits, in infants with achondroplasia aged 0 to <2 years. Pivotal data expected Q3 2027.

•

Expect to enroll first patients in Phase 3 trial evaluating TransCon CNP monotherapy in children with hypochondroplasia in Q4 2026. Expect to initiate a Phase 2 trial in adults with achondroplasia in Q4 2026.

•	TransCon CNP + TransCon hGH Combination Therapy

(navepegritide plus lonapegsomatropin)

•

Following presentation of additional Week 78 data from the Phase 2 COACH Trial at ASBMR 2026 showing durable increase in healthy, proportional growth in children with achondroplasia, 100% of the 21 enrolled children remain on therapy to date.

•	Initiated Phase 3 cAtCH Trial in children with achondroplasia; expect to complete enrollment in Q2 2027.

Key Financial Highlights

•	Total product revenue for the third quarter of 2026 increased to €366 million, reflecting year-over-year growth of +89%.

•	Total revenue for the third quarter of 2026 was €370 million.

•	Operating profit for the third quarter of 2026 totaled €125 million, reflecting a margin of 34%. On a non-IFRS basis, operating profit was €156 million*, reflecting a margin of 42%*.

•	Net profit for the third quarter of 2026 totaled €74 million, or €1.08 per diluted share. On a non-IFRS basis, net profit was €117 million*, or €1.71 per diluted share*.

•	Cash flow from operating activities was €189 million for the third quarter of 2026; expect full year 2026 cash flow from operating activities of at least €600 million.

•	As of September 30, 2026, cash and cash equivalents totaled €964 million, compared to cash and cash equivalents of €616 million as of December 31, 2025.

•	Through September 30, 2026, repurchased 794,304 Ascendis ordinary shares for total consideration of $186 million.

•	Year to date through November 11, 2026, repurchased 1,998,999 Ascendis ordinary shares for total consideration of $459 million.

*	See “Non-IFRS Financial Measures” below for definitions of these non-IFRS measures and a reconciliation to the most directly comparable IFRS measures.

Third Quarter 2026 Financial Results

Total revenue for the third quarter of 2026 was €370 million, compared to €214 million during the same period in 2025. The year-over-year increase in revenue was primarily attributable to the continued growth of YORVIPATH global sales.

Total Revenue (In EUR’000s)	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenue
Commercial products	365,690	193,790	921,452	443,480
Other revenue
Milestones	—	12,922	17,046	12,922
Licenses, services and clinical supply	3,967	6,922	17,045	16,230

Total revenue	369,657	213,634	955,543	472,632

Revenue from Commercial Products (In EUR’000s)	Three Months Ended September 30,		Nine Months Ended September 30,

	2026	2025	2026	2025
Revenue from commercial products
YORVIPATH®	290,626	143,089	739,634	290,735
SKYTROFA®	59,424	50,701	158,595	152,745
YUVIWEL®	15,640	—	23,223	—

Total revenue from commercial products	365,690	193,790	921,452	443,480

Research and development expenses for the third quarter of 2026 were €70 million, compared to €67 million during the same period in 2025. The increase was due to increased clinical trial activities within the Endocrinology Rare Disease pipeline, partially offset by reduced clinical trial activities within Oncology.

Selling, general, and administrative expenses for the third quarter of 2026 were €147 million, compared to €113 million during the same period in 2025. The increase was primarily due to the continued commercial expansion, including global launch activities.

Total operating expenses for the third quarter of 2026 were €217 million, compared to €180 million during the same period in 2025.

Operating profit for the third quarter of 2026 was €125 million, reflecting a margin of 34%, compared to €11 million, reflecting a margin of 5% during the same period in 2025. The increase was primarily driven by higher revenue from the continued growth of YORVIPATH global sales, partially offset by higher operating expenses associated with global commercial expansion.

Net finance expenses for the third quarter of 2026 were €4 million, compared to €61 million in the same period in 2025. The change was primarily driven by non-cash items.

Net profit for the third quarter of 2026 was €74 million, or €1.13 per basic share and €1.08 per diluted share, compared to a net loss of €61 million, or €1.00 per basic and diluted share, for the same period in 2025.

Cash flows from operating activities for the nine months ended September 30, 2026, were €463 million compared to €20 million used in operating activities during the same period in 2025. The improvement was primarily attributable to commercial revenue growth and net proceeds from the sale of the PRV of €158 million (net of transaction costs), partially offset by less favorable changes in working capital of approximately €15 million and higher interest and income taxes paid.

As of September 30, 2026, Ascendis Pharma had 66,400,738 ordinary shares outstanding, of which 805,528 were held as treasury shares.

For the third quarter of 2026, non-IFRS operating profit was €156 million*, compared to a non-IFRS operating profit of €42 million* for the same period in 2025.

For the third quarter of 2026, non-IFRS net profit was €117 million*, or €1.71 earnings per diluted share*, compared to a non-IFRS net profit of €24 million*, or €0.40 earnings per diluted share*, for the same period in 2025.

Conference Call and Webcast Information

Ascendis Pharma will host a conference call and webcast today at 8:00 a.m. Eastern Time (ET) to discuss its third quarter 2026 financial results. Those who would like to participate may access the live webcast here, or register in advance for the teleconference here. The link to the live webcast will also be available on the Investors & News section of the Ascendis Pharma website at https://investors.ascendispharma.com. A replay of the webcast will be available in this section of the Ascendis Pharma website shortly after the conclusion of the event for 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is a global biopharmaceutical company focused on applying our innovative TransCon technology platform to make a meaningful difference for patients. Guided by our core values of Patients, Science, and Passion, and following our algorithm for product innovation, we apply TransCon to develop new therapies that demonstrate best-in-class potential to address unmet medical needs. Ascendis is headquartered in Copenhagen, Denmark, and has additional facilities in Europe and the United States. Please visit ascendispharma.com to learn more.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding Ascendis’ future operations, results, plans and objectives of management are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of such statements include, but are not limited to, statements relating to (i) anticipated timing of regulatory decisions and potential product launches, (ii) anticipated timing and plans of clinical trials and development activities, including expected timing of patient recruitment, trial initiation, completion of enrollment and availability of topline data, (iii) Ascendis’ ability to apply its TransCon technology platform to make a meaningful difference for patients, (iv) Ascendis’ use of TransCon to create new and potentially best-in-class therapies, (v) plans for regulatory filings, label expansions, new country launches and early access programs, (vi) expectations regarding continued patient demand, product uptake, reimbursement coverage, revenue from markets outside the U.S. and EU, future growth and market positioning, and (vii) Ascendis’ capital allocation, including share repurchases, and obligations under its commercial agreements. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including, without limitation: dependence on third party manufacturers, distributors, and service providers for Ascendis’ products and product candidates; risks related to regulatory review and approval, including the possibility of delays, requests for additional data or analyses, restrictions or limitations on use, approval with labeling that is more limited than expected, or failure to obtain approval in the United States, European Union, or other jurisdictions; clinical development risks, including that results from ongoing or future trials may not confirm earlier data; unforeseen safety or efficacy findings in development programs or on market products; manufacturing, supply chain, quality, or logistics issues that could delay development or commercialization; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen research and development or selling, general and administrative expenses and other costs impacting Ascendis’ business generally; market acceptance, pricing, and reimbursement challenges, including payer coverage decisions and health technology assessments; competitive developments, including new or improved therapies; intellectual property protection, freedom-to-operate, and litigation risks; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; cybersecurity, data privacy, and information technology disruptions; and the impact of international economic, political, legal, compliance, public health, and business factors, including tariffs, trade policies, currency fluctuations, and geopolitical events. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 11, 2026, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, TransCon, SKYTROFA®, YORVIPATH®, and YUVIWEL® are trademarks owned by the Ascendis Pharma group. © November 2026 Ascendis Pharma A/S.

Investor Contact:	Media Contact:
Chad Fugere	Melinda Baker
Ascendis Pharma	Ascendis Pharma
+1 (650) 519-7494	+1 (650) 709-8875

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S Unaudited Condensed Consolidated Statements of Profit or (Loss) and Comprehensive Income / (Loss) (In EUR’000s, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Consolidated Statement of Profit or (Loss)
Revenue	369,657	213,634	955,543	472,632
Cost of sales	(28,311)	(22,354)	(73,484)	(71,317)

Gross profit	341,346	191,280	882,059	401,315
Research and development expenses	(69,925)	(66,879)	(204,857)	(225,470)
Selling, general, and administrative expenses	(146,845)	(113,404)	(465,416)	(322,012)

Total operating expenses	(216,770)	(180,283)	(670,273)	(547,482)
Other operating income	—	—	158,067	—

Operating profit/(loss)	124,576	10,997	369,853	(146,167)
Share of profit/(loss) of associates	(6,868)	(7,501)	(13,283)	14,980
Finance income	7,706	6,036	16,998	89,948
Finance expenses	(12,043)	(66,904)	(78,280)	(144,707)

Profit/(loss) before tax	113,371	(57,372)	295,288	(185,946)
Income taxes (expenses)	(39,398)	(3,617)	614,995	(8,526)

Net profit/(loss) for the period	73,973	(60,989)	910,283	(194,472)

Attributable to owners of the Company	73,973	(60,989)	910,283	(194,472)

Basic earnings/(loss) per share	1.13	(1.00)	14.24	(3.22)
Diluted earnings/(loss) per share	1.08	(1.00)	13.63	(3.22)

Consolidated Statement of Comprehensive Income or (Loss) Net profit/(loss) for the period	73,973	(60,989)	910,283	(194,472)
Other comprehensive income/(loss) Items that may be reclassified subsequently to profit or (loss):

Exchange differences on translating foreign operations	3,383	(1,574)	11,299	(3,048)

Other comprehensive income/(loss) for the period, net of tax	3,383	(1,574)	11,299	(3,048)

Total comprehensive income/(loss) for the period, net of tax	77,356	(62,563)	921,582	(197,520)

Attributable to owners of the Company	77,356	(62,563)	921,582	(197,520)

Ascendis Pharma A/S Unaudited Condensed Consolidated Statements of Financial Position (In EUR’000s)	September 30, 2026	December 31, 2025
Assets
Non-current assets
Intangible assets	3,657	3,710
Property, plant and equipment	134,935	146,479
Investments in associates	24,107	32,526
Other receivables	25,640	10,870
Deferred tax assets	651,891	—

	840,230	193,585

Current assets
Inventories	331,347	301,533
Trade receivables	225,839	141,333
Income tax receivables	11,893	1,781
Other receivables	16,684	14,582
Prepayments	36,827	33,715
Cash and cash equivalents	964,364	616,041

	1,586,954	1,108,985

Total assets	2,427,184	1,302,570

Equity and liabilities
Equity
Share capital	8,914	8,322
Distributable equity	1,491,537	(171,143)

Total equity	1,500,451	(162,821)

Non-current liabilities
Borrowings	377,653	385,254
Contract liabilities	—	1,123
Deferred tax liabilities	—	9,623

	377,653	396,000

Current liabilities
Convertible notes
Borrowings	—	429,391
Derivative liabilities	—	256,231

	—	685,622
Other current liabilities
Borrowings	70,152	57,141
Contract liabilities	3,893	4,944
Trade payables and accrued expenses	109,716	90,657
Other liabilities	87,518	58,204
Income tax payables	12,635	6,427
Provisions	265,166	166,396

	549,080	383,769

Total current liabilities	549,080	1,069,391

Total liabilities	926,733	1,465,391

Total equity and liabilities	2,427,184	1,302,570

Ascendis Pharma A/S Unaudited Condensed Consolidated Statements of Cash Flows (In EUR’000s)	Nine Months Ended September 30,
	2026	2025
Operating activities
Net profit/(loss) for the period	910,283	(194,472)
Reversal of finance income	(16,998)	(89,948)
Reversal of finance expenses	78,280	144,707
Reversal of (gain)/loss on disposal of property, plant and equipment	21	—
Reversal of income taxes	(614,995)	8,526
Adjustments for non-cash items:
Non-cash consideration relating to revenue	(3,581)	(3,002)
Share of (profit)/loss of associates	13,283	(14,980)
Share-based payment	91,110	86,216
Depreciation and amortization	13,431	12,872
Impairment of property, plant and equipment	—	7,508
Changes in working capital:
Inventories	(29,819)	(6,421)
Receivables	(79,363)	25,138
Prepayments	(2,839)	(1,730)
Contract liabilities	(2,174)	(1,084)
Trade payables, accrued expenses and other liabilities	36,408	(33,088)
Provisions	93,441	48,288

Cash flows generated from/(used in) operations	486,488	(11,470)
Finance income received	16,997	10,929
Finance expenses paid	(24,418)	(12,652)
Income taxes received/(paid)	(16,313)	(6,308)

Cash flows from/(used in) operating activities	462,754	(19,501)

Investing activities
Payments received under finance leases	2,003	—
Acquisition of intangible assets and property, plant and equipment	(13,711)	(5,094)

Cash flows from/(used in) investing activities	(11,708)	(5,094)

Financing activities
Repayment of borrowings	(25,746)	(15,124)
Proceeds from exercise of warrants	73,069	71,727
Costs of capital increase	(125)	—
Acquisition of treasury shares	(155,843)	(17,396)
Payment of withholding taxes under stock incentive programs	(12,781)	(11,396)

Cash flows from/(used in) financing activities	(121,426)	27,811

Increase/(decrease) in cash and cash equivalents	329,620	3,216
Cash and cash equivalents at January 1	616,041	559,543
Effect of exchange rate changes on balances held in foreign currencies	18,703	(23,667)

Cash and cash equivalents at September 30	964,364	539,092

Non-IFRS Financial Measures

In addition to the financial information prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, this press release contains certain non-IFRS financial measures, including Non-IFRS Operating Profit/(Loss), Non-IFRS Net Profit/(Loss), Non-IFRS operating profit/(loss) margin, and Non-IFRS diluted earnings per share (“Non-IFRS Diluted EPS”). These non-IFRS measures are provided as supplemental information and should be considered in addition to, and not as a substitute for or superior to, the comparable measures prepared in accordance with IFRS. Management believes these non-IFRS measures support management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current and past periods.

Since non-IFRS measures do not have standardized definitions and meanings, they may differ from the non-IFRS measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures. Because these non-IFRS measures are not prepared in accordance with IFRS, they should not be viewed as superior to IFRS reported measures, nor should they be used on their own or as replacements for the IFRS financial information included in this press release. Additionally, our non-IFRS measures may differ from similarly labeled measures used by other companies due to variations in calculation methods or the size and nature of adjusted items. Investors should note that several of the items excluded from these non-IFRS measures have been recognized in prior periods and may continue to be recognized in future periods.

The Company reports Non-IFRS Operating Profit/(Loss), Non-IFRS Net Profit/(Loss), Non-IFRS operating profit/(loss) margin and Non-IFRS Diluted EPS as non-IFRS measures, which exclude the following specified items:

(i) Share-based compensation costs. Although share-based compensation is a recurring expense, the Company excludes it from non-IFRS measures because the amount and timing of recognition depend on the value of the underlying equity instruments, which can fluctuate based on factors unrelated to the Company’s operating performance during the period.

(ii) Other operating income from sale of PRV. The Company excludes income recognized from the sale of its PRV because it does not reflect the Company’s ongoing operating activities.

(iii) Share of (profit)/loss of associates. The Company excludes its share of the profit or loss of equity-method investees because these amounts are not within the control of the Company and do not reflect the Company’s core operating performance.

(iv) Remeasurement (gain)/loss of derivative liabilities. The Company excludes the fair-value remeasurement of derivative liabilities associated with its convertible notes because these amounts depend on movements in the Company’s share price and other market inputs and are not indicative of the Company’s underlying operating performance.

(v) Remeasurement (gain)/loss of royalty funding liabilities. The Company excludes gains and losses arising from the remeasurement of royalty funding liabilities as these amounts are driven by changes in estimates of future royalty payment obligations under the Company’s royalty funding agreements and do not reflect the Company’s underlying operating performance.

(vi) Recognition of previously unrecognized deferred tax assets and prior-period tax adjustments. The Company excludes the recognition of previously unrecognized deferred tax assets, and current and deferred tax adjustments relating to prior periods because these items reflect a reassessment of the recoverability of historical tax attributes or adjustments of prior-period tax positions rather than the Company’s current period operating performance.

Income taxes related to the foregoing items are adjusted accordingly, considering the individual impact of each item, the relevant tax jurisdiction, applicable tax rates, and the deductibility of the item.

For further details regarding valuation of derivative liabilities, and the recognition of previously unrecognized deferred tax assets, please refer to “Note 3 – Significant Accounting Judgments and Estimates,” and “Note 11 – Financial Assets and Liabilities,” contained in our Interim Report on Form 6-K for the period ended September 30, 2026, and “Note 3 – Significant Accounting Judgments and Estimates,” contained in our Annual Report on Form 20-F for the year ended December 31, 2025.

The following table provides a reconciliation of the most directly comparable IFRS measures to Non-IFRS Operating Profit/(Loss), Non-IFRS operating profit/(loss) margin, Non-IFRS Net Profit/(Loss) and Non-IFRS Diluted EPS.

Reconciliation of unaudited IFRS to Non-IFRS Financial Information

(In EUR’000s, except number of shares and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
IFRS operating profit/(loss)	124,576	10,997	369,853	(146,167)
Share-based compensation costs	31,146	30,636	91,110	86,216
Other operating income from sale of PRV	—	—	(158,067)	—

Total non-IFRS adjustments to operating profit/(loss)	31,146	30,636	(66,957)	86,216

Non-IFRS operating profit/(loss)	155,722	41,633	302,896	(59,951)

IFRS operating profit/(loss) margin (%)[1]	33.7%	5.1%	38.7%	(30.9%)
Non-IFRS operating profit/(loss) margin (%)[1]	42.1%	19.5%	31.7%	(12.7%)
IFRS Net profit/(loss)	73,973	(60,989)	910,283	(194,472)
Share-based compensation costs	31,146	30,636	91,110	86,216
Other operating income from sale of PRV	—	—	(158,067)	—
Share of (profit)/loss of associates	6,868	7,501	13,283	(14,980)
Remeasurement (gain)/loss of derivative liabilities	—	47,183	25,938	83,091
Remeasurement (gain)/loss of royalty funding liabilities	—	—	—	(1,398)
Recognition of previously unrecognized deferred tax assets and prior-period tax adjustments	9,304	20	(696,115)	11
Tax effects of adjustments	(4,048)	—	22,779	—

Total non-IFRS adjustments to net profit/(loss)	43,270	85,340	(701,072)	152,940

Non-IFRS net profit/(loss)	117,243	24,351	209,211	(41,532)

Net profit/(loss) per diluted share:
IFRS	1.08	(1.00)	13.63	(3.22)
Diluted per share impact of total non-IFRS adjustments	0.63	1.40	(10.50)	2.53
Non-IFRS	1.71	0.40	3.13	(0.69)
Shares used in diluted per share calculation (IFRS and non-IFRS):	68,709,423	60,756,015	66,781,342	60,412,419

[1]	Defined as either IFRS or non-IFRS operating profit/(loss) divided by total revenue.